Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

KOH Holdings, Inc.
1230 Harlemville Rd.
Ghent, NY 12075
kreaturesofhabit.com

Up to $1,234,998.90 in Class B Shares - Common Stock at $1.35
Minimum Target Amount: $19,998.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: KOH Holdings, Inc.
Address: 1230 Harlemville Rd., Ghent, NY 12075
State of Incorporation: DE
Date Incorporated: January 17, 2020

Terms:

Equity

Offering Minimum: $19,998.90 | 14,814 shares of Class B Shares - Common Stock
Offering Maximum: $1,234,998.90 | 914,814 shares of Class B Shares - Common Stock
Type of Security Offered: Class B Shares - Common Stock
Purchase Price of Security Offered: $1.35
Minimum Investment Amount (per investor): $299.70

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 28% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 30 - 35 and receive 8% bonus shares

Flash Perk 2: Invest $1,000+ between days 55 - 60 and receive 6% bonus shares

Amount-Based Perks

Protein Packed Starter: $500 investment - Receive a 1-month supply of MEAL ONE + 5% off next order.

Oatmeal Enthusiast: $1,000 investment - 3-month supply of MEAL ONE + exclusive merchandise + 10% off next order.

Wellness Advocate: $5,000 investment - 6-month supply MEAL ONE, exclusive Zoom session with nutritionist + 5% bonus shares.

Breakfast Club: $10,000 investment - 1-year supply of MEAL ONE, nutrition consultations, invite to product tasting events + 10% bonus shares.

Ultimate Habit Builder: $25,000 investment - Lifetime 20% discount on products, premium gift package, annual wellness retreat invite + 12% bonus shares

Champion Investor: $50,000 investment - Includes all prior perks + inclusion in new product development sessions + 15% bonus shares

The Gary V team: $55,555 investment - includes all prior perks + inclusion in new product development sessions + 4 virtual mastermind sessions with Gary Vaynerchuck meeting every 6 months. + 15% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

KOH Holdings, Inc. D/B/A Kreatures of Habit will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Shares - Common Stock at $1.35 / share, you will receive 110 shares of Class B Shares - Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

"KOH Holdings Inc., doing business as Kreatures of Habit or "KOH" or the "Company", is a C-Corp organized under the laws of the state of Delaware that makes nutritional wellness products. Our hero product is called MEAL ONE, a high-protein overnight oatmeal. MEAL ONE is refined sugar-free, gluten and glyphosate-free, plant-based, and packed with clean ingredients. 30 grams of protein- a blend of pea and fava; omega 3 fatty acids- chia, flax, and pumpkin seeds; electrolytes - pink Himalayan salt; vegan vitamin D3; pre & probiotics; digestive enzymes, and sweetened with monk fruit. KOH also makes a melatonin-free sleep support hot chocolate called KREATURE'S SLEEP. The formula is a blend of Zero THC CBD, magnesium, reishi mushroom, ashwagandha, GABA, L-theanine, chamomile flower extract, a touch of lion's mane, MCT oil powder, coco powder, and sweetened with monk fruit. The Company's business model consists of direct-to-consumer sales on kreaturesofhabit.com and on Amazon, focused on health-conscious individuals dedicated to their wellness. Our products are sold all across the United States and Canada, direct-to-consumer online. The Company has done over $10.6MM in gross revenue since inception, with a goal to achieve $5MM in gross revenue for 2025. KOH has built a strong community of loyal customers, and 70% of revenue in the last 18 months was driven through subscribers. KOH believes it is in a prime position to scale based on the US health and wellness market, functional foods being one of the top trends in the category. KOH plans to introduce a clean plant-based protein bar this summer. KOH believes it is in a prime position to scale alongside the U.S. health and wellness market, currently valued at approximately $2.3 trillion and projected to reach $3.7 trillion by 2034—with functional food continuing to be one of the most significant growth trends in the category. (Source: https://www.precedenceresearch.com/us-health-and-wellness-market)

Corporate History

KOH Holdings Inc. was initially preceded by Kreatures Of Habit IP, LLC, a New York State limited liability company organized on October 31, 2018. Following a strategic shift in the business model after the COVID-19 pandemic, a new Delaware C-Corporation, KOH Holdings Inc., was formed on January 17, 2020. However, a formal statutory conversion from the LLC to the C-Corporation was not completed at that time. While a statutory conversion did not occur, the intellectual property assets held by Kreatures Of Habit IP, LLC, were transferred to KOH Holdings Inc., and supporting documentation has been provided.

KOH Holdings Inc. was initially organized as Kreatures Of Habit IP, LLC, a NY State limited liability company on October 31st, 201,8, and converted to a newly formed Delaware C-corporation on January 17th, 2020.

The Company's Intellectual Property ("IP")

The Company was granted Trademarks in the U.S. for KREATURES OF HABIT in Class 5 and Class 30 to KOH Holdings Inc., filed with the USPTO on June 30th, 2023. In addition to this, KOH Holdings Inc. has other IP that it has developed, including additional trademarks for MEAL ONE in class 30, issued December 17, 2024, a trademark for KOH in class 5 issued October 1, 2024, and a trademark for SEE YOU IN HEALTH in class 25 issued September 12, 2023.

Competitors and Industry

The United States health and wellness industry was valued at $939B in 2024. With a CAGR of 5.8%, the market is expected to hit $1,560B by 2033. Functional/Healthy food and beverages make up a sizable chunk of the category.

*Source: https://www.imarcgroup.com/united-states-health-wellness-market

The Company has just a few major competitors in the overnight oatmeal market. Some of the top competitors in our industry include: Oats Overnight, MUSH, and RYZE mushroom overnight oats. Oats Overnight is the industry leader and the

Company's primary competition in the overnight oats category. MUSH also owns significant market share, however, their focus is ready-to-eat, additionally falls more in the healthy snack category than a full meal. Despite the present competitive landscape, the Company believes it stands out in the overnight oats industry because KOH has one of the highest protein contents in the industry, adds vitamins like D3 and includes pre and probiotics and digestive enzymes for gut health. There is a heavy focus on clean, higher protein products and functional food delivered in a convenient form factor, that is exactly what KOH has designed its products.

Current Stage and Roadmap

The Company's products are currently on the market and generating sales.

The Company's efforts for the next few years will be focused on continuing to build out the subscriber base online, launching a new category extension with a 3rd product SKU and developing a retail roll out plan, aiming to launch in late 2026 or early 2027. KOH has one new product launch planned over the next 6 months, the KREATURE BAR, a plant-based protein made with clean ingredients and 20 grams of protein.

The Team

Officers and Directors

Name: Michael Chernow

Michael Chernow's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Director, Principal Accounting Officer, and CEO
  Dates of Service: January, 2018 - Present
  Responsibilities: Michael Chernow is at the helm of KOH, his main focuses are vision, product road map, business development, content creation, overseas operations. Mr. Chernow currently receives an annual salary of $150,000.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able

to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1,234,998.18 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved

for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Shares - Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state

laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
KOH Holdings Inc was formed on January 17, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. KOH Holdings Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark protection without obtaining a sublicense, it is likely that

the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademarks could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely

impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Chernow Ventures LLC (100% Owned and Managed by Michael Chernow	6,350,000	Class A Shares - Common Stock	50.56%

The Company's Securities

The Company has authorized Class A Shares - Common Stock, Class B Shares - Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 914,814 of Class B Shares - Common Stock.

Class A Shares - Common Stock

The amount of security authorized is 11,863,636 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights: One vote per share on all matters submitted to stockholders.

Dividends: May receive dividends when and if declared by the Board; junior to preferred stock for dividend rights.

Liquidation: Entitled to a pro rata share of any remaining assets after all debts and preferred stock liquidation preferences are satisfied.

Conversion: Common Stock is not convertible into any other class or series.

The total amount outstanding includes 1,145,840 shares to be issued pursuant to stock options issued.

The total amount outstanding does not include 504,160 shares to be issued pursuant to stock options, reserved but unissued.

Please see the Company’s Fourth Amended and Restated Certificate of Incorporation for further information, attached to the Offering Document as Exhibit F.

Class B Shares - Common Stock

The amount of security authorized is 1,509,444 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Shares - Common Stock.

Material Rights

Dividends: May receive dividends when and if declared by the Board; junior to preferred stock for dividend rights. Class B Shares and Class A Shares are pari passu with respect to dividend and liquidation rights.

Liquidation: Entitled to a pro rata share of any remaining assets after all debts and preferred stock liquidation preferences are satisfied.

Conversion: Common Stock is not convertible into any other class or series.

Please see the Company’s Fourth Amended and Restated Certificate of Incorporation for further information, attached to the Offering Document as Exhibit F.

Series Seed-1 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 2,000,000 outstanding.

Voting Rights

Votes with Common Stock on an as-converted basis.

Material Rights

Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, of simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (4) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case ofa dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series} and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section | shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean (i) $1.00 per share (after giving effect to the Stock Split) with respect to the Series Seed-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock and, (ii) $1.10 per share with respect to the Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

Liquidation, Dissolution or Winding Up: Certain Mergers, Consolidations and Asset Sales.

2.1 + Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the hoiders

of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (3) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Preferred Stock Liquidation Amount"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the hoiders of shares of Preferred Stock shall share ratably im any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds,as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Voting

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

Series Seed-2 Preferred Stock

The amount of security authorized is 2,000,000 with a total of 1,363,636 outstanding.

Voting Rights

Votes with Common Stock on an as-converted basis.

Material Rights

Refer to Material Rights of Series Seed-1 Preferred Stock

Convertible Note

The security will convert into Company's capital stock consisting of the preferred stock of a series substantially similar to that of the preferred stock issued in such qualified financing. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,000,000.00
Maturity Date: May 01, 2025
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: Qualified financing of $3 million or change in control

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Class B Shares - Common Stock of the Company, which carry no voting rights, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Series Seed-1 Preferred Stock
  Type of security sold: Equity

Final amount sold: $2,000,000.00
Number of Securities Sold: 2,000,000
Use of proceeds: Marketing, Inventory, R&D
Date: May 01, 2021
Offering exemption relied upon: Section 4(a)(2)

- Name: Series Seed-2 Preferred Stock
Type of security sold: Equity
Final amount sold: $1,363,636.00
Number of Securities Sold: 1,363,636
Use of proceeds: Marketing, Inventory, R&D
Date: November 11, 2022
Offering exemption relied upon: 506(c)

- Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Marketing, Inventory, R&D
Date: May 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Net revenue for fiscal year 2023 was $2.86M compared to $3.11M in fiscal year 2024.

Growth year-over-year was driven by increasing our total number of subscription customers. Our Hero Product, Meal One is the main driver of sales

Cost of Sales

Cost of Sales for fiscal year 2023 was $1.99M compared to $1.80M in fiscal year 2024.

We were able to decrease our cost of goods sold, even with revenue growth of nearly 9%, by negotiating for better shipping rates and lower input costs when purchasing inventory. We include: product costs, shipping, fulfillment and payment processing in our cost of sales

Gross Margins

Gross margins for fiscal year 2023 were 30% compared to 42% in fiscal year 2024.

By decreasing our cost of sales, we were able to drive a significant improvement in our gross margin profile

Expenses

Expenses for fiscal year 2023 were $1.66M compared to $1.63M in fiscal year 2024.

We were able to grow revenue while keeping operating expenses relatively consistent year-over-year. We invested less in sales & marketing, while investing more in the team to position the company for long-term, sustainable growth

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have made historical investments in the brand to build a following of loyal customers. Past cash was primarily generated through sales, equity investment, and debt.

Our goal is to achieve a monthly cash flow breakeven by the end of 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 30th 2025, the Company has capital resources available in the form of $236K cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign. Further, we are prepared to operate the company using cash flows generated from operations on an ongoing basis - the funds from the campaign would simply allow us to grow faster.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 75% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $20,000, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $60k that is anticipated to flip to profitability by the end of this year - we have already made significant investments in inventory in the first half of this year.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate that is anticipated to flip to profitability by the end of this year - we have already made significant investments in inventory in the first half of this year, but raising the maximum goal would allow us to accelerate key growth initiatives.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including debt and equity, should it be advantageous for future business growth.

Indebtedness

- Creditor: Chase
  Amount Owed: $200,000.00
  Interest Rate: 1.5%
  Maturity Date: January 03, 2028
  Personal Guarantee. According to the terms of the agreement, any outstanding balance under this facility would bear interest at either 1.5% or 3.0% per month, depending on the applicable prime rate announced by the bank.

- Creditor: Wayflyer
  Amount Owed: $106,033.00
  Interest Rate: 9.5%
  On December 30, 2024, the Company entered into a loan agreement with Wayflyer for the amount of $300,000. This will be paid using 23% of daily receivables over a 203 day period.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $16,015,908.60

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) shares reserved for issuance under a stock plan are NOT assumed to have been issued. The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,000,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.90 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  92.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,998.90, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  1.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Company Employment
  20.0%
  Support for our employees, growing our team.
- Marketing
  51.0%
  Support for marketing and advertising our business.
- Research & Development
  1.0%
  Support for research and development.
- General & Administrative
  1.0%
  Support for general & administrative items.
- Working Capital
  18.0%
  Working Capital

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at kreaturesofhabit.com (https://kreaturesofhabit.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/kreatures-of-habit

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR KOH Holdings, Inc.

[See attached]

KOH Holdings, Inc.
(the “Company”)
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant’s Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS

RNB CAPITAL
www.rnbcapitalcpas.com
954-399-1914
Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: KOH Holdings, Inc. Management

We have reviewed the accompanying financial statements of KOH Holdings, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
June 13, 2025, except for Note 1 and Note 7, which are as of July 16, 2025

KOH HOLDINGS, INC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

		As of December 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash & Cash Equivalents	$	474,038	548,242
Accounts Receivable		27,881	29,500
Prepaid Inventory		221,845	-
Inventory		543,377	557,853
Other Current Assets		2,952	-
Total Current Assets		1,270,094	1,135,594
Non-Current Assets:			
Intangible Assets - net		152,678	188,134
Total Non-Current Assets		152,678	188,134
TOTAL ASSETS		1,422,772	1,323,728
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	130,652	215,781
Credit Cards Payable		137,970	70,939
Notes Payable - ST		300,000	370,652
Other Current Liabilities		27,171	4,756
Total Current Liabilities		595,793	662,128
Non-Current Liabilities:			
Convertible Notes	$	1,000,000	445,000
Total Non-Current Liabilities		1,000,000	445,000
TOTAL LIABILITIES		1,595,793	1,107,128
EQUITY			
Common Stock		752	752
Series Seed - 1 Preferred Stock	$	200	200
Series Seed - 2 Preferred Stock		136	136
APIC		3,498,957	3,498,957
Accumulated Deficit		(3,673,067)	(3,283,445)
TOTAL EQUITY		(173,021)	216,600
TOTAL LIABILITIES AND EQUITY	$	1,422,772	1,323,728

See Accompanying Notes to these Unaudited Financial Statements

KOH HOLDINGS, INC
STATEMENT OF OPERATIONS

		Year Ended December 31,	
		2024	**2023**
Revenues			
Sales	$	3,280,829	3,210,016
Shipping Income		121,130	35,446
Discounts & Refunds		(289,929)	(390,193)
Cost of Goods Sold		(1,804,488)	(1,994,578)
Gross Profit		1,307,541	860,691
Operating Expenses			
Selling, General & Administrative	$	815,646	743,367
Advertising & Marketing		826,233	911,312
Research & Development		17,188	2,500
Amortization Expense		36,175	27,115
Total Operating Expenses		**1,695,242**	**1,684,294**
Total Loss from Operations		**(387,701)**	**(823,603)**
Other Income (Expense)			
Other Miscellaneous Income	$	137	9
Total Other Income (Expense)		**137**	**9**
Earnings Before Income Taxes, and Amortization		**(351,389)**	**(796,479)**
Net Income (Loss)	**$**	**(387,564)**	**(823,594)**

See Accompanying Notes to these Unaudited Financial Statements

KOH HOLDINGS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		Series Seed-1 Preferred		Series Seed-2 Preferred			Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	# of Shares	$ Amount	# of Shares	$ Amount	APIC	(Deficit)	Equity
Beginning balance at 1/1/23	6,850,000	685	2,000,000	200	-	-	3,065,427	(2,481,694)	584,618
Issuance of Common Stock	665,908	67	-	-	1,363,636	136	-	-	203
Additional Paid-in Capital	-	-	-	-	-	-	433,530	-	433,530
Prior Period Adjustment	-	-	-	-	-	-		21,843	21,843
Net income (loss)	-	-	-	-	-	-	-	(823,594)	(823,594)
Ending balance at 12/31/23	7,515,908	752	2,000,000	200	1,363,636	136	3,498,957	(3,283,445)	216,600
Issuance of Common Stock	-		-		-		-	-	-
Additional Paid-in Capital	-	-	-	-	-	-	-	(2,057)	(2,057)
Net income (loss)	-	-	-	-	-	-	-	(387,564)	(387,564)
Ending balance at 12/31/24	7,515,908	752	2,000,000	200	1,363,636	136	3,498,957	(3,673,067)	(173,021)

See Accompanying Notes to these Unaudited Financial Statements

KOH HOLDINGS, INC
STATEMENT OF CASH FLOWS

		Year Ended December 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Income (Loss)	$	(387,564)	(823,594)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Amortization Expense		36,175	27,115
Accounts Receivable		1,619	(4,963)
Prepaid Inventory		(221,845)	-
Inventory		14,475	(233,944)
Other Current Assets		(2,952)	7,033
Accounts Payable		(85,129)	(18,751)
Credit Cards Payable		67,031	(1,731)
Other Current Liabilities		22,415	(81,102)
Prior Period Adjustment		(2,057)	21,843
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		(170,268)	(284,499)
Net Cash provided by (used in) Operating Activities		(557,832)	(1,108,094)
INVESTING ACTIVITIES			
Intangible Assets - net	$	(719)	(3,750)
Net Cash provided by (used in) Investing Activities		(719)	(3,750)
FINANCING ACTIVITIES			
Convertible Notes	$	555,000	445,000
Notes Payable - ST		(70,652)	370,652
Common Stock		-	67
Series Seed - 1 Preferred Stock		-	-
Series Seed - 2 Preferred Stock		-	136
APIC		-	433,530
Net Cash provided by (used in) Financing Activities	$	484,348	1,249,385
Cash at the beginning of period		548,241	410,700
Net Cash increase (decrease) for period	$	(74,203)	137,541
Cash at end of period	$	474,038	548,241

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

KOH Holdings, Inc., ("the Company") doing business as Kreatures of Habit was formed in Delaware on January 17, 2020. The Company is a wellness CPG company that sells products directly to consumers through their website and Amazon. The Company's core customer is premium nutrition and fitness consumers. Current products include MEAL ONE, a high protein overnight oatmeal sold in single use pouches in a box of 7 meals and KREATURE'S SLEEP, a melatonin free sleep support hot chocolate. Future products include the KREATURE BAR, a high protein, plant based protein bar. The Company's headquarters is in Ghent, New York. The Company's customers are located in the United States and Canada. The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

Reorganization under Common Control

On January 17, 2020, KOH Holdings, Inc. was established as a Delaware C-Corporation. On the same date, KOH Holdings, Inc. became the parent entity to Kreatures of Habit IP, LLC, which had been formed in New York on October 31st, 2018. The scope and operations of this company, however, remained unchanged. This change was made to facilitate the Company's growth strategy and better align with its future capital-raising and operational objectives. There was no change in ownership, control, or operations as a result of this reorganization.

The reorganization qualifies as a transaction under common control in accordance with ASC 805-50, Business Combinations — Transactions Between Entities Under Common Control. As a result, the financial statements have been prepared on a carryover basis of accounting, whereby the historical financial information of Kreatures of Habit IP, LLC has been combined with the financial statements of KOH Holdings, Inc. for all periods presented. No adjustments were made to the carrying amounts of assets, liabilities, or equity as a result of the reorganization.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

The company currently only makes use of one manufacturer for the production of its offerings. The Company is currently in the process of setting up a second manufacturer to mitigate this risk.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the last two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $548,242 and $474,038 in cash as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2024 consisted of the following: finished goods $557,853, $543,377, respectively.

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 7 years.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling its nutritional products to customers via its branded website. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to ensure its products are of the highest quality and are delivered to customers and safely as possible and on time.

The Company generates revenues by selling its nutritional products to customers via its Amazon store. The Company's payments are generally collected at time of service or initiation of services. The Company's primary performance obligation is to ensure its products are of the highest quality and are delivered to customers and safely as possible and on time.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States, and New York. The Company has incurred cumulative losses for the last two years and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 10%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2024 to 2025. The notes are convertible into shares of the Company's common stock during a change of control or qualified financing event.

Loans - On December 30, 2024, the Company entered into a loan agreement with Wayflyer for the amount of $300,000. This will be paid using 23% of daily receivables over a 203 day period. The balance of this loan was $300,000 as of December 31, 2024.

NOTE 6 – EQUITY

The Company has authorized 12,000,000 of common shares with a par value of $0.0001 per share. 7,515,908 shares were issued and outstanding as of 2023 and 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 4,000,000 of preferred shares with a par value of $0.0001 per share of which , 2,000,000 units are designated as Series Seed -1 Preferred Stock and another 2,000,000 units are designated as Series Seed - 2 Preferred Stock. 2,000,000 Series Seed -1 Preferred Stock units and 1,363,636 Series Seed - 2 units were issued and outstanding as of 2023 & 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

Dividends: The holders of the preferred stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 20X1, no dividends had been declared.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 16, 2025, the date these financial statements were available to be issued.

The Company is expected to start repaying its Wayflyer obligations in 2025.

In addition to the borrowings disclosed above, the Company was granted a line of credit from JP Morgan Chase on January 3, 2023 with a maximum borrowing limit of $200,000. According to the terms of the agreement, any outstanding balance under this facility would bear interest at either 1.5% or 3.0% per month, depending on the applicable prime rate announced by the bank.

The Company did not utilize this line of credit during the fiscal years ended December 31, 2023 and 2024. No amounts were drawn or repaid during those periods, and the facility remained entirely unused. The first draw under this line of credit occurred in 2025.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF KREATURES OF HABIT

Fueling a movement where cutting-edge nutrition meets next-gen wellness innovation

Kreatures of Habit is a premium nutrition brand helping people master their mornings and build rituals that fuel long-term success.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


KOH
NEW!
The Future of
Functional Nutrition
OVERNIGHT OATS
VANILLA

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$1.35 Per Share

MIN INVEST $299.70

VALUATION $16.02M

REASONS TO INVEST

- **Daily Rituals, Maximum Results:** Powerful, habit-forming products tailored to health-driven consumers focused on performance and wellness.
- **Historical Growth & Market Validation:** $3.28M in 2024 sales with 46% of revenue coming from ongoing customer subscriptions.
- **Backed by a Proven Entrepreneur:** Founded by wellness-focused entrepreneur and visionary, Michael Chernow, creator of renowned NYC hospitality brands and now Kreatures of Habit. Michael has built a strong personal brand in the wellness space and has worked with a number of influential figures in the industry.

TEAM



Michael Chernow • Founder, Director, Principal Accounting Officer, and CEO

Michael Chernow, creator of renowned NYC hospitality brands and now Kreatures of Habit. Michael has built a strong personal brand in the wellness space and has worked with a number of influential figures in the industry.

Read Less

THE PITCH

Redefining Nutrition as a Daily Ritual

Kreatures of Habit is on a mission to help people win their day, every day. Our flagship product, **MEAL ONE**, is the ultimate performance breakfast—a high protein overnight oatmeal designed to replace guesswork with convenience. Made with gluten and glyphosate-free oats and standout functional ingredients like omega-3s, probiotics, digestive enzymes and vitamin D3, we believe Kreatures of Habit is uniquely positioned to capture a meaningful share of the current $337B functional food market (source). Kreatures of Habit is more than a product; it's a philosophy, a community, and a movement for people committed to self-improvement. We're here to inspire consistent, high-performance habits through superior nutrition and intentional living.


RESTAURATEUR
WELLNESS ADVOCATE
FOUNDER

Born from founder Michael Chernow's own wellness journey, Kreatures of Habit is a brand built on the belief that greatness starts with small, intentional rituals—starting with the most important meal of the day.

OUR SOLUTION

MEAL ONE: Premium, Convenient, and Functional Breakfast Solution


THE KOH BENEFITS
30g PROTEIN
Complete amino acid profile for muscle support.
SUPER FOOD
Omega-3s, vitamins, minerals, digestive enzymes, and probiotcs.
EASY
Ready in minutes as oatmeal, overnight oats, or a shake.
ALLERGEN FRIENDLY
Gluten-free, soy-free, dairy-free, and non-GMO.
PLANT BASED
Rafted entirely from plant-based ingredients for clean, substainable fuel.

MEAL ONE is engineered to give your morning the competitive edge, combining high-performance fuel with clean, intentional ingredients:

- **Protein-Packed Performance** – Delivers 30g of plant-based protein per serving (source). This powerhouse protein supports lean muscle growth, aids recovery, and helps stabilize blood sugar—keeping energy levels steady and curbing mid-morning crashes.*
  **These statements are based on general nutritional studies regarding plant-based proteins and are not intended to diagnose, treat, cure, or prevent any disease. Individual results may vary.*
- **Superfood-Driven Nutrition** – Features a powerful blend of **chia seeds, flaxseeds and pumpkin seeds (omega-3 fatty acids), vegan vitamin D3, digestive enzymes, prebiotics, probiotics, and 10g of fiber per serving**—all selected to support optimal performance and overall health:
  - **Omega-3s** fight inflammation, support brain function, and help keep you feeling fuller longer.
  - **Digestive enzymes** aid nutrient absorption and ease digestion.
  - **Prebiotics & probiotics** balance the gut microbiome to support immunity, digestion, and mental clarity.
  - **Vitamin D3**, the "sunshine vitamin," bolsters immune health and helps regulate mood.
  - **Dietary fiber** supports digestive health, improves satiety, and plays a key role in blood sugar balance—meeting a growing demand for gut-friendly nutrition.
- **Clean & Inclusive Nutrition** – MEAL ONE is **gluten-free, soy-free, dairy-free, and non-GMO,** made with **glyphosate-free oats.** Glyphosate—a known gut disruptor and common pesticide found in many oat products—is strictly avoided. Our oats are clean, safe, and gut-friendly, bucking the trend of breakfast foods that may do more harm than good.
- **Easiest to Prepare** – Just add your milk of choice. Best served cold as overnight oats, on-the-go as a shake or heated in the microwave. High convenience, zero compromise.
- **Electrolyte Support** – We've added **pink Himalayan salt** for natural electrolytes that **boost hydration and energy,** keeping you physically and mentally sharp from the moment you wake up.

Product Ecosystem Expansion
Kreatures of Habit is building a robust portfolio of performance-driven wellness products, expanding beyond MEAL ONE to support customers throughout their entire day:

- **KREATURE'S SLEEP (already in-market)** – Functional sleep aid that's formulated to support recovery, promote deep, restorative sleep, and optimize next-day performance.
- **KREATURE BAR (Planning to Come Soon)** – A high-protein, plant-based, clean-label bar designed to fuel performance between meals.
- **Functional Snacks (Planning to Come Soon)** – Additional clean, habit-forming snacks to help customers build intentional, high-performance lifestyles.


NEW PRODUCTS
KREATURES OF HABIT
KREATURE SLEEP
KREATURE BAR
KREATURE BAR
KREATURES

**The above graphic contains images of our KREATURE BAR which is not currently available for purchase*

THE MARKET & OUR TRACTION

Large Market Opportunity

- **Functional Foods Market**: Expected to surpass **$595.49B by 2033**. (source)
- Increasing consumer prioritization of **health, convenience, and daily wellness rituals.**
- Positioned at the intersection of **nutrition, fitness, and personal development.**


FUNCTIONAL FOODS MARKET
Expected to surpass $595B by 2033
KOH
$595+ BILLION
NOW 2026 2027 2028 2029 2030 2031 2032 2033

*Source

Our Traction So Far

- **$4.2M in 2024 gross revenue, $3.28M in 2024 net revenue**
- **Direct-to-consumer** foundation driving nationwide customer acquisition.
- **Growing brand awareness** fueled by influencer partnerships, strategic collaborations, and a highly engaged wellness-focused community.


$4.2M
IN SALES
DIRECT
TO
CONSUMER
NATIONWIDE
CUSTOMERS
STRATEGIC
INFLUENCER
AND
BRAND
PARTNERSHIPS

**Please note $4.2M is Gross Revenue for 2024, our net Revenue for 2024 was approximately $3.28M, please see our Financials Statements provided in our offering materials.*

Kreatures of Habit is already earning the trust of high-profile investors who believe in the mission and market opportunity. The company is proudly backed by notable names including Gary Vaynerchuk—renowned entrepreneur and brand builder, Lance Armstrong—legendary athlete and performance advocate, and Howie Roseman—Philadelphia Eagles Executive Vice President and General Manager. We believe their support not only validates our product-market fit, but also amplifies brand credibility across wellness, sports, and business communities.

JOIN THE KOH REVOLUTION



I ABSOLUTELY LOVE KOH!...

I absolutely love KOH! I gave it a shot because my gym owner talked about it and I haven't looked back. Love this flavor the most (although apple cinnamon is a close second), love the company and what it stands for, and love the ease of getting in **30g of protein** with minimal preparation. I am a KOH fan for life. Thank you!

THIS IS LIFE CHANGING!

This is life changing. I have tried making protein oats myself many times over the years, and they never come out right. These taste perfect, and require no thought on my end other than pouring into my cup and mixing with my liquid of choice. I am already excited about my next order!



**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

Kreatures of Habit is tapping into a global shift towards health optimization and ritual-based living. We believe our seasoned leadership team, mission-driven product line, and strong market traction positions us to influence the performance nutrition space. We're not just creating meals—we're creating movements.

Invest now to be part of a high-growth, purpose-driven brand that's inspiring thousands to become the best versions of themselves.


FAMOUS GUY

ABOUT

HEADQUARTERS
1230 Harlemville Rd.
Ghent, NY 12075

WEBSITE
View Site

Kreatures of Habit is a premium nutrition brand helping people master their mornings and build rituals that fuel long-term success.

TERMS

Kreatures of Habit

Overview

PRICE PER SHARE
$1.35

VALUATION
$16.02M

DEADLINE
Jul. 31, 2025 at 3:07 AM UTC

FUNDING GOAL
$20K - $1.23M

Breakdown

MIN INVESTMENT
$299.70

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,998.90

SHARES OFFERED
Class B Shares - Common Stock

MIN NUMBER OF SHARES OFFERED
14,814

MAX NUMBER OF SHARES OFFERED
914,814

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$1,422,772	$1,323,728
Cash & Cash Equivalents	$474,038	$548,242
Accounts Receivable	$27,881	$29,500
Short-Term Debt	$595,793	$662,128
Long-Term Debt	$1,000,000	$445,000
Revenue & Sales	$3,280,829	$3,210,016
Costs of Goods Sold	$1,804,488	$1,994,578
Taxes Paid	$0	$0
Net Income	-$387,564	-$823,594

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Time-Based Perks

Early Bird 1: Invest $500+ within the first 2 weeks | 12% bonus shares

Early Bird 2: Invest $1,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $5,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $10,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $25,000+ within the first 2 weeks | 28% bonus shares

Early Bird 6: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $1,000+ between days 30 - 35 and receive 8% bonus shares

Flash Perk 2: Invest $1,000+ between days 55 - 60 and receive 6% bonus shares

Amount-Based Perks

Protein Packed Starter: $500 investment - Receive a 1-month supply of MEAL ONE + 5% off next order.

Oatmeal Enthusiast: $1,000 investment - 3-month supply of MEAL ONE + exclusive merchandise + 10% off next order.

Wellness Advocate: $5,000 investment - 6-month supply MEAL ONE, exclusive Zoom session with nutritionist + 5% bonus shares.

Breakfast Club: $10,000 investment - 1-year supply of MEAL ONE, nutrition consultations, invite to product tasting events + 10% bonus shares.

Ultimate Habit Builder: $25,000 investment - Lifetime 20% discount on products, premium gift package, annual wellness retreat invite + 12% bonus shares

Champion Investor: $50,000 investment - Includes all prior perks + inclusion in new product development sessions + 15% bonus shares

The Gary V team: $55,555 investment - includes all prior perks + inclusion in new product development sessions + 4 virtual mastermind sessions with Gary Vaynerchuck meeting every 6 months. + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

KOH Holdings, Inc. D/B/A Kreatures of Habit will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Shares - Common Stock at $1.35 / share, you will receive 110 shares of Class B Shares - Common Stock, meaning you'll own 110 shares for $135. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Administrative Expenses" not strictly for administrative purposes.

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FAQS

How much can I invest?

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Making breakfast in the morning honestly sucks. That's why so many people either grab something unhealthy or skip breakfast and get super hungry so that by the time lunch comes, they gorge themselves.

My name is Michael Chernow. I'm the founder of Kreatures of Habit. Our hero product is Meal one, a high protein overnight oatmeal that will knock your socks off.

Packed with super clean, incredibly delicious ingredients in this pouch right here. Gluten and glyphosate, free oats, 30 grams of plant-based protein, which is the highest protein content of any overnight oats in the market. It's got cheese seeds, flax seeds, and pumpkin seeds. For Omega-3 fatty acids, it's got pink and maayan salt for electrolytes, vegan vitamin D three.

it is so easy to make meal one. You literally pour this pouch into a jar. You add five ounces of almond milk or oat milk, or regular milk. Mix it up for about 30 seconds. throw it into the fridge overnight.

We also introduced Kreature Sleep because sleep is integral to happiness and health. So I wanted to create a product that would help people relax and get qualitative sleep. the story that we've created is you start your day with Meal One and you finish your day with Kreature Sleep.

It is a full wellness optimization system that is convenient, delicious, and clean.

so what are we gonna be using this money for?

Well, it's a three-pronged approach. We are planning on going into retail in 2027, and in order to do that, we're going to need more cash. So it's going to support our retail rollout strategy. It's going to support building a bigger team and then of course it's going to be used for marketing. let's talk numbers. Lifetime sales, 11.8 million 2024 gross sales, 4.1 million.

It's April 7th, 2025 and the year to date sales are 1.2 million, and the projected sales for 2025 are 5.2 million. our business is built for subscriptions. We have over 2000 subscribers using Meal One and Kreature Sleep.

The other piece of the puzzle that contributes to revenue success is our average order value. Our average order value is a healthy $94.

How did I come up with the idea? From the ages of 13 to 23 years old I struggled with addiction. I finally found the courage to reach out and ask for help. That help came in the form of a man who was passionate about wellness. He wrote a plan for me and the first thing on that list was to eat oatmeal.. After years and years of building businesses in the world of restaurants, the pandemic hit and I needed to make a pivot.

So I took about a year to really think about what it was I was gonna do. On a run, it just hit me. I've been eating this oatmeal for the last 16 years.

This is the meal that's fueled me as an entrepreneur, a father, a husband, an athlete.

I've put $325,000 of my own money into Kreatures of Habit because I believe in this business more than anything else in the world.

I want to tell my story as loud as humanly possible and throw our flag in the ground for changing bad habits for great ones.

And you never know where it's gonna come from. Maybe just, maybe it's a bowl of oatmeal. Why invest in Kreatures of Habit?

There's two things that are required for entrepreneurship, endurance, and patience, and those are two things that I've gotten very, comfortable with. if you had to put your money on somebody, I'm willing to take the responsibility and that at the end of the day, is what Kreatures of Habit is all about.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:20 PM 07/22/2025
FILED 02:20 PM 07/22/2025
SR 20253434183 - File Number 7805835

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF KOH HOLDINGS INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

KOH Holdings Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is KOH Holdings Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on January 17, 2020, under the name KOH Holdings Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is KOH Holdings Inc. (the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, postal code 19904. The name of its registered agent at such address is Cogency Global Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 17,373,080 shares, consisting of:

(i) 13,373,080 shares of Common Stock, $0.0001 par value per share ("Common Stock"); and

(ii) 4,000,000 shares of Preferred Stock, $0.0001 par value per share, all of which are hereby designated as "Preferred Stock."

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the

Corporation.

A. COMMON STOCK

The Common Stock of the corporation shall be divided into two classes of shares. Class A shall consist of eleven million eight hundred sixty-three thousand six hundred thirty-six (11,863,636) shares, par value $0.0001 per share ("**Class A Shares**"). Class B shall consist of one million five hundred nine thousand four hundred forty four (1,509,444) shares, par value $0.0001 per share ("**Class B Shares**"). The Class A Shares and the Class B Shares shall be *pari passu*, neither having priority over the other, including, without limitation, the right to receive dividends and other distributions and the right to receive or acquire shares of a different class or a different type except that the Class B Shares shall not be entitled to vote on any matter whatsoever; but the Class A Shares may not vote to change the *pari passu* relationship between the Class A Shares and Class B Shares. If there is a split or a reverse split in the stock of one class, a like split must occur in the stock of the other Class.

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Class A Shares are entitled to one vote for each share of Class A Shares held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Class A Shares, as such, shall not be entitled to vote on any amendment to this Fourth Amended and Restated Certificate of Incorporation that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Fourth Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law. The number of authorized shares of Class A Shares may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Fourth Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, voting together as a single class, and without a separate class vote by the holders of the Class A Shares, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

2,000,000 shares of the authorized Preferred Stock of the Corporation are designated "**Series Seed-1 Preferred Stock**" and 2,000,000 shares of the authorized Preferred Stock of the Corporation are designated "**Series Seed-2 Preferred Stock**", in each case with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations of the Preferred Stock as set forth below in this Article Fourth. Unless otherwise indicated, references to "sections" in this Part B of this Article Fourth refer to sections of Part B of this Article Fourth.

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on

shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Fourth Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The **"Original Issue Price"** shall mean (i) $1.00 per share (after giving effect to the Stock Split) with respect to the Series Seed-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock and, (ii) $1.10 per share with respect to the Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the **"Preferred Stock Liquidation Amount"**). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Preferred Stock Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis (the **"Requisite Holders"**) elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Preferred Stock Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Stock pursuant to this Section 2.3.2(b). Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Fourth Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Series Seed-2 Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.

3.3 Preferred Stock Protective Provisions. At any time when at least 1,681,818 shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Fourth Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Fourth Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock;

3.3.3 (i) create, or authorize the creation of, or issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock; or

3.3.5 take any action that increases or decreases the authorized number of shares of Preferred Stock.

4. Optional Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "Conversion Price" shall initially be equal to (i) $1.00 per share with respect to the Series Seed-1 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series Seed-1 Preferred Stock, and (ii) $1.10 per share with respect to the Series Seed-2 Preferred Stock, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to Series Seed-2 Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any shares of Preferred Stock pursuant to Section 6, the Conversion Rights of the shares designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of the applicable series of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of a series of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by any surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Fourth Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the applicable series of Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) **"Series Seed-2 Original Issue Date"** shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(c) **"Convertible Securities"** shall mean any evidences

of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed-2 Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, **"Exempted Securities"**):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on the Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation;

(vi) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation;

(vii) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation; or

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price for a series of Preferred Stock shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of

Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed-2 Original Issue Date), are revised after the Series Seed-2 Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed-2 Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1* \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed-2 Original Issue Date effect a subdivision of the outstanding Common Stock (after giving effect to the Stock Split), the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed- 2 Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 4.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section 4.6 as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1. and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Section 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redemption. The Preferred Stock is not redeemable at the option of the holder thereof.

7. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: The Common Stock of the corporation shall be subject to the transfer restrictions described in this Article Fifth.

5.1 Definition of "shareholder". As used in this Article Fifth, the term "shareholder" means any individual, corporation, limited liability company, partnership, joint venture, trust, estate or other entity, or any executor, administrator, trustee, receiver or other legal representative owning or holding stock in the corporation or having any rights in any stock of the corporation, including, without limitation, a pledgee or person having a security interest.

5.2 General Restriction on Transfer. Except as hereinafter provided, a shareholder may not sell, assign, transfer or encumber — or grant or allow to be created or to exist any lien or other right in, to or on — any of the stock of the corporation; and any such sale, assignment, transfer, encumbrance or right, including any attempt thereat, will be null and void.

5.3 Permitted Transfers. A shareholder may not sell, transfer, encumber, or grant any other right in or to any stock of the corporation unless all governmental requirement, if any, have been satisfied and then only (a) to the corporation or to an executor or administrator of the estate of a deceased shareholder or to a trustee, receiver, debtor in possession or other representative appointed under any bankruptcy or insolvency law, or (b) as permitted under Article 5.9, or (c) upon the occurrence of any of the following events (hereinafter any one of such events called an "Event"), and upon the occurrence of an Event, such sale or transfer shall be made only as provided in this Article Fifth:

(i) receipt by a shareholder of a bona fide offer in writing to purchase for cash payable within the period specified in Article 5.5(d)(i), and without collateral securing payment of the purchase price, all or any portion of such shareholder's stock in the corporation from a person employed by the corporation (or employed by one of the corporation's affiliates) to whom such shareholder desires to sell its stock (**"Bona Fide Offer"**), or

(ii) proposed transfer upon the dissolution, liquidation or death of a shareholder, or

(iii) any change, either in a single transaction or in two or more transactions occurring simultaneously or from time to time, in the control of a shareholder or in the control of any entity which either directly or indirectly through one or more entities controls a shareholder.

For purposes of item (iii) above, control means the ability, either directly or through one or more entities, to control or determine the management of an entity (which term includes a shareholder), whether by election of those members who can determine the decisions of the board of directors or other governing body or by contract or any other means; and after a change in control under item (iii) above occurs (a **"Prior Change"**), another change in control shall not occur until there is a change in control within the meaning of item (iii) above with respect to the persons in control immediately after the Prior Change. Also, for purposes of (iii) above, a transaction includes, without limitation, a merger, consolidation or reorganization.

5.4 Option in Favor of Corporation and Other Shareholders.

(a) Upon the occurrence of an Event, the shareholder proposing to make the transfer or the shareholder with respect to which a change in control has occurred under Article 5.3(iii) above (the **"Transferor"**) shall give notice of the Event to the corporation and to each other shareholder

("Notice"). Notice of a Bona Fide Offer shall be accompanied by a true copy of the Offer and the name and address of the offeror, and notice of any other Event shall contain, as the case may be, the names and addresses of the proposed transferees and a full description of the terms of the proposed transfer or the names and addresses of the new persons in control. Each Notice shall also contain the address of the Transferor. Notice shall not be deemed to be given unless it contains all the information required by this Article 5.4(a).

(b) Upon the occurrence of an Event, the corporation and each other shareholder shall have the option, as the case may be, (i) all of the stock subject to the Bona Fide Offer, or (ii) all of the stock of the corporation owned by the Transferor, provided, however, that in the case of the distribution of stock by a shareholder that is a corporation, a limited liability company, or partnership, there shall be no option to purchase any stock of the corporation which, upon such distribution, will pass (and such stock may so pass) to any person that (A) has owned stock or been a partner in — or in the case of a limited liability company, a member of — such shareholder without interruption from April 1, 2025, until such distribution, or (B) has owned stock or been a partner in — or in the case of a limited liability company, a member of — such shareholder without interruption from the date of a change in control of such shareholder under Article 5.3(iii) until such distribution. Any person to which stock of the corporation may pass pursuant to the proviso clause of the preceding sentence shall be deemed to be a shareholder (as defined in Article 5.1) and shall have, on the same terms as the other shareholders, an option based on such stock (which for purposes of Article 5.5(b) shall be deemed to be owned at the time of the distribution), to purchase any stock which becomes subject to options as a result of such distribution. As used in this Article 5.4(b), the term "person" means any individual, corporation, limited liability company, partnership, joint venture, trust, estate or other entity.

5.5 Exercise of Options.

(a) The corporation and each shareholder shall have a period of 60 days after receipt of Notice to exercise its option. Options shall be exercised by giving notice of exercise to the Transferor. If the corporation and one or more shareholders exercise options, all of the shares subject to the options will be purchased by the corporation. If the corporation does not exercise its option and one or more holders of one Class and one or more holders of another Class of stock exercise options, then the shares subject to the options will be purchased only by those exercising options who are holders of shares of the Class of the shares to be purchased. Any option exercisable under this Article Fifth shall be exercised only as to all shares subject thereto and not as to a portion of such shares.

(b) If two or more shareholders owning shares of the Class of shares to be purchased exercise options pursuant to the provisions of this Article 5.5, then each such shareholder shall be deemed to have exercised its option to purchase that number of shares bearing the same ratio to the number of shares subject to its option as the number of shares of the Class of stock subject to the option owned at the time of the Event by such shareholder bears to the total number of shares of that Class owned at such time by all shareholders of that Class exercising options. If two or more shareholders who do not own shares of the Class of shares to be purchased exercise options pursuant to the provisions of this Article 5.5, then each such shareholder shall be deemed to have exercised its option to purchase that number of shares bearing the same ratio to the number of shares subject to its option as the number of shares of stock of the corporation owned at the time of the Event by such shareholder bears to the total number of shares of stock of the corporation owned at such time by all shareholders exercising options who do not own shares of that Class.

(c) The price to be paid for each share of stock purchased pursuant to the provisions of this Article 5.5 shall be the price per share under the Bona Fide Offer, or, in the case of any other Event, the book value of each such share at the end of the corporation's last fiscal year prior to the occurrence of such Event. Book value shall be determined by the corporation's independent auditors in accordance with generally accepted accounting principles consistently applied, and the determination of such auditors shall be final, binding and conclusive on all parties. To determine the book value of each share of the corporation's stock, the corporation's assets shall be valued at their fair market value at the end of such fiscal year, and the corporation's stock shall comprise the outstanding shares of stock of the corporation and all shares of stock of the corporation that can be acquired from the corporation under options or other rights that are exercisable as of the time the determination of book value is made. The assets and liabilities of the corporation shall include contracts of the corporation in existence at the time of the occurrence of the Event provided they are also in existence at the end of such fiscal year, and each such contract shall be valued at the end of such fiscal year. Such fair market value, and the value of any contract shall be determined by the corporation's independent auditors or by an appraiser or appraisers appointed by such auditors, and the determination of such auditors, appraiser or appraisers shall be final, binding and conclusive on all parties. If a valuation is required under this Article Fifth and if the corporation does not have independent auditors, it shall appoint them. The corporation shall pay the cost of any such valuation.

(d) With respect to shares as to which options are not exercised under this Article 5.5, then (i) if the Event was a Bona Fide Offer, the Transferor may sell the shares which are the subject of the Offer in accordance with that Offer not later than 60 days after the expiration of the 60-day period specified in Article 5.5(a) for the corporation to exercise its option, and (ii) in the case of any other Event, the shares subject to options under this Article Fifth may be transferred as set forth in the Notice or retained by the Transferor, as the case may be.

5.6 No Assignment of Options. None of the options created pursuant to the provisions of this Article Fifth may be assigned and any assignment of any such option or any attempt thereat shall be null and void.

5.7 Payment. The purchaser shall make full payment for any shares which it purchases pursuant to the provisions of Article 5.5 not later than ninety (90) days after the date on which it exercises its option, but, if the purchase price is determined other than by the price per share under a Bona Fide Offer, then such payment shall be made not later than the later of (i) the end of the aforesaid three-month period, or (ii) thirty (30) days after the corporation notifies the purchaser of the purchase price. Such payment shall be without interest.

5.8 Record Date of Transfer. Any shares of stock purchased pursuant to the provisions of Article 5.5 shall be duly endorsed and surrendered to the purchaser on the date full payment for the shares is made. Prior to said date, the seller of any shares purchased pursuant to this Article Fifth shall be entitled to all rights of a record owner of such shares except that any option arising with respect to such shares shall accrue to and be exercisable only by the purchaser. Thereafter, the rights of the seller with respect to such shares shall terminate and such rights shall vest in the purchaser.

5.9 Transfer By Consent of Majority of Shareholders. If a shareholder wishes to transfer any of its stock other than upon the occurrence of an Event or other than as permitted under Article 5.3, such transfer may be made but only if (A) it is on such terms that if any of the shares of stock involved are acquired upon the exercise of an option under this Article Fifth, they will be acquired free from any encumbrance, claim or other right, and (B) it is authorized by the vote of the holders (excluding the transferor) of a majority of all of the outstanding shares of voting stock of the corporation (excluding those shares owned by the transferor) and by the vote of the holders (excluding the transferor) of a majority of all of the outstanding shares of voting stock of the Class of shares proposed to be transferred (if applicable and excluding those shares owned by the transferor). For purposes of this Article 5.9, transfer includes, without limitation, any sale, assignment, pledge, encumbrance, grant of right or other disposition.

5.10 Legends. All certificates representing shares of the corporation shall bear conspicuously on their front and back the following legend: The shares of stock represented by this certificate are subject to provisions restricting their transfer or the granting of any other right in or to them contained in the corporation's Certificate of Incorporation, a copy of which may be obtained at the office of the corporation.

5.11 No Transfer. No shares of stock shall be transferred on the books of the corporation unless the provisions of this Article Fifth are satisfied.

5.12 Identities of Other Shareholders. The corporation will provide a shareholder upon request with the names and addresses of the other shareholders according to the corporation's records.

5.13 Amendments to Article Fifth. In addition to any other requirements imposed by the DGCL, any amendment to or repeal of this Article Fifth must be authorized by the vote of the holders of a majority of the outstanding Class A Shares.

SIXTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SEVENTH: Subject to any additional vote required by this Fourth Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

EIGHTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

NINTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

TENTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Tenth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Tenth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ELEVENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleventh shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

TWELFTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Twelfth will only be prospective and will not affect the rights under this Article Twelfth in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Fourth Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Twelfth.

THIRTEETH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the

Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Fourth Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on July 22, 2025.

By: /s/ Michael Chernow
Michael Chernow, Chief Executive Officer

EXHIBIT G TO FORM C

ADDITIONAL MARKETING MATERIALS
[SEE ATTACHED]


BUILT BY HUSTLERS.
BACKED BY GARY VEE.
GARYVEE AUDIO EXPERIENCE
KOH
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Gary Vaynerchuk isn't just an investor—he's a believer. As one of the sharpest minds in entrepreneurship and branding, Gary Vee saw the potential in Kreatures of Habit early.

Now he's helping fuel the mission to optimize daily habits at scale—alongside founder Michael Chernow.

Reserve your spot to join the community!

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF


A FOUNDER
THAT PRACTICES WHAT HE PREACHES!
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KOH
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Meet **Michael Chernow**—founder, entrepreneur, and the embodiment of the Kreatures of Habit lifestyle.
He built this brand to serve high performers like himself—and now he's inviting you to help scale it.
This is leadership you can believe in.
Reserve your spot to join our community!
NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF

From: Michael Chernow, KOH founder

Subject: A Personal Invitation to Partner with Kreatures of Habit in Our Next Chapter

I appreciate you taking the time to learn more about Kreatures of Habit - our story, rapid growth, and exciting future.

I'm Michael Chernow - entrepreneur, restaurateur, and wellness advocate. After founding and exiting The Meatball Shop and Seamore's, I launched Kreatures of Habit, my most personal and impactful venture yet.

What drives me? In 2025, I'll celebrate 21 years of sobriety. That journey reshaped my life and inspired my mission: to help people build better habits and lead stronger, healthier lives. Kreatures of Habit creates high-performance, convenient foods that seamlessly fit into daily routines, fueling the habits that help people win their day.

We're entering a key growth phase, and I'd love to explore how you might join us—not just as an investor, but as a believer in habit-driven transformation. More on my story and podcast below. Looking forward to connecting soon.

- Michael Chernow